

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2017

Niels Riedemann
Chief Executive Officer
Fireman B.V.
Winzerlaer Str. 2
07745 Jena, Germany

> **Re: Fireman B.V.**
> **Draft Registration Statement on Form F-1**
> **Submitted June 23, 2017**
> **CIK No. 0001708688**

Dear Mr. Riedemann:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 23, 2017

Prospectus Summary
Overview, page 2

1.   Please revise your disclosure here and elsewhere as appropriate to specifically disclose how many of the 12 patients participating in the Phase IIa trial failed to respond to adalimumab. Please also clearly disclose that no placebo or control group is being used in the Phase IIa trial.

2.   Please revise your product pipeline table here and in the Business section to reduce the length of the arrow shown in the first row since your Phase IIa trial of 12 patients is still

ongoing. Please also delete the statement that you have completed the open-label Phase IIa trial, or tell us why this is an accurate statement.

3.   We refer to your statement in the first paragraph that IFX-1 is a "first-in-class" antibody that has demonstrated disease-modifying clinical activity, safety and tolerability in multiple clinical settings."   Please balance your disclosure by explaining that IFX-1 is a novel antibody and that its potential therapeutic benefit is unproven. In addition, a safety and efficacy determination is solely within the FDA's authority. Accordingly, please also remove the statement here, and similar statements appearing frequently in your prospectus, that your product candidate has demonstrated safety, is safe, or has a favorable safety profile, as well as statements that IFX-1 is "highly efficacious," showed "remarkable efficacy," has demonstrated efficacy, or any other similar statements.

Our programs, page 3

4.   Please supplementally provide support for your statement that approximately 50% or more of patients with moderate to severe HS do not respond to adalimumab. Please also balance your disclosure by indicating the number of participants in the adalimumab trials versus the Phase IIa clinical trial of IFX-1.

5.   We note your discussion on page 4 of the results from your ongoing Phase IIa trial by reference to the "validated HiSCR endpoint." Please briefly explain what is required to achieve the HiSCR endpoint. In addition, although it was used for the approval of adalimumab, since you state on page 19 that there is no guarantee that the FDA will allow you to use it as your primary endpoint, please remove the term "validated" here and elsewhere as appropriate.

Implications of being an emerging growth company and a foreign private issuer, page 5

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 64

7.   Please clarify your disclosure to explain whether you expect you will be able to complete the Phase IIb HS trial and the Phase II AAV trial with the allocated amount.

Management's Discussion and Analysis
Research and Development Expenses, page 77

8.   You state "We did not track the costs of these activities on a program-by-program basis until 2016." Please disaggregate research and development expense for 2016 by program and by clinical trial, if available, or revise the disclosure to indicate why expense by program/trial is not disclosed.

Business, page 82

9.   For each of the pre-clinical and clinical trials discussed in this section, please expand the description of these trials to provide specific details and results of the studies, including, the date(s) of the trials and the location; the identity of any trial sponsor, as applicable; patient information (e.g., number of patients enrolled and treated and the criteria for participation in the study); duration of treatment and dosage information (both amount and frequency); the specific endpoints established by the trial protocol; and actual results observed, including whether statistical significance was demonstrated and the p-values supporting statistical significance.

Our Strategy, page 83

10.   We note your statement in the second bullet on page 84 that the pre-clinical development of IFX-2 is supported by a German government grant, and note references to grants elsewhere in your disclosure. Please tell us whether the governments (or their related agencies) providing these grants are entitled to ownership of any of your intellectual property or to receive any material payments from you in the future.

Our proprietary anti-C5a technology and product candidates, page 87

11.   We note your statement on page 89 that in all completed studies, IFX-1 blocked C5a with "high statistical significance." Please provide an explanation of the term "statistical significance" and discuss how statistical significance relates to the FDA´s evidentiary standards of efficacy. Please expand your disclosure to provide the results, including p-values, of the component analyses showing statistical significance for "all completed studies" and tell us what you consider to be "high statistical significance." Please provide similar disclosure elsewhere where you discuss statistical significance.

12.   We note your statement that you have "established first clinical proof of concept" for IFX-1 as a therapy for HS. Please explain specifically what you mean by this statement. Please also address here, and elsewhere as appropriate, the potential implications of having only 12 participants in the trial on certain of your findings, including proof of concept and statistical significance.

13.   We refer to your statement in the last bullet on page 91 that you believe HS is an attractive lead indication for IFX-1 because of the potential for fast recruitment. However we note that you intend to seek orphan designation for the drug in the U.S. because of its small patient population, and your statement on page 20 that the small number of patients could result in slow enrollment of clinical trial participants. Please reconcile your statements.

14.   Please revise the disclosure explaining the chart on page 93 to more clearly explain the results the graph represents. Please also disclose the amount of IFX-1 that was used.

15.   We note your statement on your website that MAC formation may not play a major role in the AAV disease. Please discuss the role of MAC formation in your disclosure of

AAV on pages 93-94.

16.   Please explain your statement in the fourth paragraph on page 94 that recent studies of Chemocentryx's CCX168 provided a "proof of concept for the role of the C5a/C5aR signaling axis in AAV patients," including the specific results that support this statement.

17.   We note your disclosure on page 95 that you have determined to focus on HS and AAV as opposed to SCIENS because of the "variable nature of the sepsis indication." Please explain what you mean by "variable nature" and how it influenced your decision to focus on HS and AAV.

Intellectual Property, page 98

18.   We refer to your statement in the fourth paragraph of this section relating to patents and pending patent applications covering antibodies that block C5a and its use in the treatment of "various diseases." Please clarify the indications that are covered by the patents and pending applications, including whether HS and AAV are included.

Principal Shareholders, page 117

19.   Please include the information required by Item 7.A.2 of Form 20-F.

Dutch Tax Considerations
German Tax Considerations, page 143

20.   You disclose here that these sections contain descriptions of certain material Dutch and German tax consequences and/or principles. Please remove the term "certain" to clarify that this section addresses all material consequences. In addition, we note that you intend to file short-form tax opinions and the tax disclosure in these sections and in the section on U.S. tax consequences will serve as tax opinions. Accordingly, please revise these sections to remove language stating that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.

Notes to consolidated financial statements
InflaRx GmbH - Consolidated Financial Statements
Note 13 Share-based payments, page F-19

21.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

22.   Please provide us the names and volatility of each of the peer companies you used to estimate expected volatility of 63% for 2016. Also explain why you believe each company was similar to you. In your response, at a minimum, specifically tell us whether these peer companies have any product revenues and the following information regarding their development pipelines:

 - The number of product candidates in the pipeline;
 - The general therapeutic area of these product candidates; and
 - The phase of development for these product candidates.

Note 17 Financial risk management
Liquidity risk, page F-26

23.   You state here that you raised funding in September 2016, however, in Note 14 you state you sold preferred shares in July 2016. Please reconcile these two statements and revise the disclosure as necessary.

        You may contact Lisa Vanjoske at 202-551-3614 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: Sophia Hudson